EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Parent Company:
Provident Financial Holdings, Inc.

Subsidiaries:	Percentage of ownership	Jurisdiction or State of Incorporation
Provident Savings Bank, F.S.B.	100%	United States of America
Provident Financial Corp(1)	100%	California
Profed Mortgage, Inc.(1)(2)	100%	California
First Service Corporation(1)(2)	100%	California

(1) This corporation is a wholly owned subsidiary of Provident Savings Bank, F.S.B.

(2) Currently inactive.